

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Mr. H. John Mye III
Vice President, Chief Financial Officer and Treasurer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

   RE: Ecology and Environment, Inc.
      Form 10-K for the Year Ended July 31, 2012
      Filed November 14, 2012
      File No. 1-9065

Dear Mr. Mye:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Rufus Decker

      Rufus Decker
      Accounting Branch Chief